November 14, 2006

VIA FACSIMILE, U.S. MAIL AND EDGAR

Mr. Steven Jacobs

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-7010

RE:	Navigant Consulting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 001-12173

Dear Mr. Jacobs:

The following is the response of Navigant Consulting, Inc. (Navigant) to your comment letter dated November 2, 2006, relating to the above-referenced filing of Navigant Consulting, Inc. filed with the United States Securities and Exchange Commission. For your convenience, the text of the comment in your letter has been included with our response.

Very truly yours,

Ben W. Perks

Executive Vice President and

Chief Financial Officer

cc:	Matthew J. Maulbeck
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission

Form 8-K filed September 18, 2006

Comment:

1.	We note your response to comment 4.[1] Please describe in further detail your basis for accruing only a $9.3 million reserve in light of the recent unfavorable legal ruling totaling approximately $36.4 million.

Response:

The arbitrator’s Interim Award has four components:

(1)	Negligent causing of an oil spill	$935,160.00
(2)	Trebling under the California False Claims Act	22,509,427.05
(3)	Arbitration costs	69,587.00
(4)	Contractor Fee Disgorgement under California Business & Professions Code § 7031(b)	13,399,472.65

	Total:	$36,913,646.70

We evaluated each of these components in light of SFAS 5, “Accounting for Contingencies”, in particular paragraphs 3 and 8 thereof, taking into account outside counsel’s evaluation of the likelihood of success in the next stage of arbitration (the “appellate arbitration” proceeding). Based on this, we concluded that it was probable

[1]	Navigant previously received a comment letter from you dated October 16, 2006 that included the following comment:

With respect to your legal dispute with the City of Vernon, California, we note the interim award of $13.4 million and treble damages of $23.0 million issued by an arbitrator on September 15, 2006. Despite the fact that you intend to appeal this ruling, please tell us whether you have recognized a liability relating to this ruling as of September 30, 2006.

By letter dated October 27, 2006, Navigant provided the following response to the October 16 comment:

In the period ended September 30, 2006, the Company recorded a litigation reserve of $9.3 million related to the Interim Award issued on September 15, 2006 by the arbitrator in the City of Vernon matter.

that a reasonably estimable loss for components (1) and (3) had been incurred; accordingly, we reserved $1,004,747 for these items. With respect to component (2), we did not conclude that it was probable that a loss for component (2) had been incurred, and so we did not reserve any amount for that item. With regard to component (4), the arbitrator’s $13,399,472.65 Interim Award for disgorgement of our contractor fees received included $5,069,777.65 that the City paid us for equipment and materials that the City requested us to purchase for their own use, which we contend are not covered by California Business & Professions Code § 7031(b). Excluding these pass through expenditures, we reserved $8,329,695.00, which represents the portion of component (4) that does not consist of the equipment and materials referenced above.

The reserve and related charge for the City of Vernon matter, as of and for the three months ended September 30, 2006, was as follows:

Component		Interim Award	Reserve
(1)	Negligent causing of an oil spill	$935,160.00	$935,160.00
(2)	Trebling under the California False Claims Act	22,509,427.05	0.00
(3)	Arbitration costs	69,587.00	69,587.00
(4)	Contractor Fee Disgorgement under California Business & Professions Code § 7031(b)	13,399,472.65	8,329,695.00

	Totals:	$36,913,646.70	$9,334,442.00

Accordingly, our press release, filed as an exhibit to our Form 8-K on October 26, 2006, and our Third Quarter Form 10-Q, filed on November 3, 2006, reflected such reserve and related charge. In addition, this matter has been appropriately disclosed in our 1934 Act filings with the SEC.

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